Filed by Skyline Builders Group Holding Ltd.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Skyline Builders Group Holding Ltd.

(File No. 001-42461)

As previously disclosed, on April 30, 2026, Skyline Builders Group Holding Limited, a Cayman Islands exempted company with limited liability (the “Company” or “SKBL”), entered into a transaction agreement (the “Transaction Agreement”) with SKBL Merger Sub Inc., a Cayman Islands exempted company with limited liability (“SKBL Merger Sub”), Cove Kaz Capital Group LLC, a Delaware limited liability company (“Cove Kaz”), and Kaz Resources LLC, a Delaware limited liability company (“KRLLC”).

For the purpose of engaging in the transactions contemplated by the Transaction Agreement, (i) Cove Kaz incorporated SKBL Merger Sub, a newly incorporated Cayman Islands exempted company with limited liability that is wholly owned by Cove Kaz; and (ii) KRLLC will form AIFC NewCo as a newly incorporated private company in the Astana International Financial Centre (“AIFC NewCo”). KRLLC owns 100% of the issued and outstanding participatory interests (the “KCMLLP Interests”) in Kaz Critical Minerals LLP, a limited liability partnership incorporated and existing under the laws of Republic of Kazakhstan (“KCMLLP”). Prior to the Closing Date, and subject to the terms and conditions set forth in the Transaction Agreement, KCMLLP will merge with and into AIFC NewCo, with AIFC NewCo being the surviving entity in such merger.

Upon the terms and subject to the conditions of the Transaction Agreement, including receipt of requisite regulatory approvals: (a) KRLLC will distribute a percentage of the Equity Interest in AIFC NewCo equal to the fair market value of the KRLLC Redeemed Interests to SKBL in exchange for the redemption of all of the KRLLC Redeemed Interests, (b) Cove Kaz will convert its legal form from a Delaware limited liability company to a Delaware corporation (the “PubCo”), and change its corporate name to “Kaz Resources Inc.”, or such other name as may be agreed by the parties, (c) KRLLC will (i) sell its entire Equity Interest in AIFC NewCo to Cove Kaz, and (ii) contribute all of its rights and interests in and to the KRLLC Receivable to Cove Kaz, in each case, in exchange for newly issued shares of Pubco Class B Common Stock and the right to receive Earnout Shares, if and to the extent earned, in accordance with Section 2.11 of the Transaction Agreement and (d) at the SKBL Merger Effective Time, in accordance with the Companies Act (As Revised) of the Cayman Islands (the “Cayman Companies Act”), SKBL Merger Sub will merge with and into SKBL, as a result of which the separate corporate existence of SKBL Merger will cease and SKBL will continue as the surviving company in such merger (the “SKBL Merger”), and as a result of which each of the issued and outstanding SKBL Securities immediately prior to the SKBL Merger Effective Time shall no longer be outstanding and shall automatically be cancelled pursuant to the conversion as described below.

Effects of SKBL Merger

At the SKBL Merger Effective Time, by virtue of the SKBL Merger and without any action on the part of any Party or the holders of securities of SKBL or SKBL Merger Sub,

(a)	Each SKBL Ordinary Share (other than any Dissenting Shares) that is issued and outstanding shall be converted into one share of Pubco Class A Common Stock and all of the SKBL Ordinary Shares converted into Pubco Class A Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist at the SKBL Merger Effective Time;

(b)	Each SKBL Preferred A Share that is issued and outstanding (other than any Dissenting Shares) shall be converted into one share of Pubco Series A Preferred Stock and all of the SKBL Preferred A Shares converted into Pubco Series A Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist at the SKBL Merger Effective Time;

(c)	Each SKBL Preferred B Share that is issued and outstanding (other than any Dissenting Shares) shall be converted into one share of Pubco Series B Preferred Stock and all of the SKBL Preferred B Shares converted into Pubco Series B Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist at the SKBL Merger Effective Time;

(d)	At the SKBL Merger Effective Time, each outstanding restricted stock award with respect to SKBL Ordinary Shares shall, by virtue of the SKBL Merger and without any action on the part of the holder thereof, be assumed by Pubco and converted into a restricted stock award with respect to an equal number of shares of Pubco Class A Common Stock (each, a “Pubco Restricted Stock Award”); provided, however, that each such Pubco Restricted Stock Award shall continue to be governed by, and subject to, the same terms and conditions (including all vesting, forfeiture, and other conditions set forth therein), as in effect immediately prior to the SKBL Merger Effective Time, without any enlargement of the rights of the holder thereof; and

(e)	Each Dissenting Share issued and outstanding immediately prior to the SKBL Merger Effective Time shall be cancelled and cease to exist in accordance with Section 2.4 of the Agreement and thereafter represent only the right to receive the applicable payments set forth in Section 2.4 of the Agreement.

Representations, Warranties and Covenants

The parties to the Transaction Agreement have agreed to customary representations and warranties for transactions of this type. In addition, the parties to the Transaction Agreement agreed to be bound by certain customary covenants for transactions of this type, including, among others, covenants with respect to the conduct of the Company and its subsidiaries during the period between execution of the Transaction Agreement and the Closing. Each of the parties to the Transaction Agreement has agreed to use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things as are necessary, proper or advisable under applicable laws or otherwise, and each shall cooperate with the other, to consummate the transactions as promptly as reasonably practicable.

Conditions to Closing

The obligations of each Party to consummate the Transactions at the Closing are subject to the satisfaction (or waiver by SKBL and Cove Kaz) of certain conditions, including, among others:

(a)	All requisite government and third-party approvals shall have been obtained or made.

(b)	No governmental authority shall have enacted or entered any Law or Order) that restrains, enjoins, or otherwise prohibits the consummation of the Transactions.

(c)	SKBL Shareholders will have approved the Transactions.

(e)	The effectiveness of a registration statement registering the shares of Pubco Class A Common Stock to be issued to SKBL Shareholders.

(f)	The listing of the shares of Pubco Class A Common Stock on the Trading Market.

The obligations of SKBL to consummate the Transactions are subject to the satisfaction (or waiver by SKBL) of certain conditions, including, among others:

(a)	The truth and accuracy of the representations and warranties of KRLLC and Cove Kaz.

(b)	The performance in all material respect of the obligations, covenants and agreements of Cove Kaz and KRLLC.

(c)	The absence of a Kaz Material Adverse Effect between signing and closing.

The obligations of Cove Kaz, KRLLC and SKBL Merger Sub to consummate the Transactions are subject to the satisfaction (or waiver by Cove Kaz and KRLLC) of certain conditions, including, among others:

(a)	The truth and accuracy of the representations and warranties of SKBL.

(b)	The performance in all material respect of the obligations, covenants and agreements of SKBL.

(c)	The absence of a SKBL Material Adverse Effect between signing and closing. The absence of a Kaz Material Adverse Effect between signing and closing.

(d)	All outstanding convertible notes issued by SKBL shall have been converted to SKBL Series B Preferred Shares.

(e)	The holders of all outstanding warrants issued by SKBL shall be cancelled at closing in exchange for warrants of Pubco.

(f)	As of the Closing Date, SKBL shall have no less than US$50,000,000 of net proceeds from the PIPE Financing remaining available in the bank accounts of SKBL, reduced by any amounts that have or may be loaned by SKBL to a Kaz Company.

(g)	SKBL (i) shall have disposed, in a manner reasonably satisfactory to Cove Kaz, of its Hong Kong legacy business and (ii) shall have no operations or business in Hong Kong or China or liabilities related thereto.

(h)	(i) SKBL shall have sold of its interest in Reemag Australia Pty Ltd (the “Reemag Disposition”) prior to the earlier of (A) the Closing and (B) November 26, 2026 and (ii) following the Reemag Disposition, SKBL shall not be an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Termination

The Transaction Agreement may be terminated under certain customary circumstances prior to the closing of the Transaction, including but not limited to:

(a)	by mutual written consent of SKBL and Cove Kaz;

(b)	by written notice by SKBL to Cove Kaz, or by Cove Kaz to SKBL, if any of the conditions to the Closing set forth in Article III have not been satisfied or waived on or prior to [●], 2027 (as it may be extended pursuant to the proviso set out in Section 9.1(b) of the Transaction Agreement);

(c)	by written notice by SKBL to Cove Kaz, or by Cove Kaz to SKBL if a Governmental Authority of competent jurisdiction shall have issued a Law or Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such Law or Order or other action has become final and non-appealable;

(d)	by written notice by Cove Kaz to SKBL, if (i) there has been a breach by SKBL of any of its representations, warranties, covenants or agreements contained in this Agreement, or (ii) if any representation or warranty of such Parties shall have become untrue or inaccurate, in each case, which would result in a failure of any condition set forth in Section 3.3 or Section 3.5 of the Transaction Agreement to be satisfied (subject to the proviso set out in Section 9.1(d) of the Transaction Agreement);

(e)	by written notice by SKBL to Cove Kaz, if (i) there has been a breach by Cove Kaz or KRLLC of any of their respective representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 3.3 or Section 3.4 of the Transaction Agreement to be satisfied (subject to the proviso set out in Section 9.1(e) of the Transaction Agreement);

(f)	by written notice by Cove Kaz to SKBL if (i) the SKBL Board Recommendation is withheld, withdrawn, modified or qualified in a manner adverse to Cove Kaz and/or KRLLC, (ii) a Change in Recommendation occurs, or (iii) the SKBL Shareholder Matters are not approved at the Special Meeting; and

(g)	by written notice by Cove Kaz to SKBL, if the Reemag Disposition has not occurred prior to the earlier of (i) the Closing and (ii) November 26, 2026.

The foregoing description of the Transaction Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a copy of which is filed as Exhibit 2.1 hereto.

Related Agreements

Support Agreement

Concurrently with the execution of the Transaction Agreement, certain shareholders of SKBL have executed and delivered to Cove Kaz, support agreements, pursuant to which, among other things, (i) such shareholders have agreed to vote to approve the Transaction Agreement and in favor of the transactions contemplated thereby, including the SKBL Merger and (ii) certain of such shareholders have agreed to certain limitations on the transfer of their respective shares of SKBL Securities.

The foregoing description of the Support Agreements do not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, copies of which are filed as Exhibit 10.1 the Company's Current Report on Form 6-K filed with the SEC on April 30, 2026.

Amendment to Executive Employment Agreement

On April 30, 2026, SKBL and Paul Mann (the “Executive”) entered into an amendment to the Executive Employment Agreement between SKBL and the Executive dated November 5, 2025 (the “November EA”). The amendment, which will become effective upon the closing of the transactions contemplated by the Transaction Agreement, provides for the termination of the Executive’s November EA effective as of the closing of the Transaction in exchange for the accelerated vesting of all outstanding unvested equity awards effective as of the closing and the award of 3,000,000 SKBL Class A Ordinary Shares to the Executive.

Loan Agreement

On April 22, 2026, SKBL also entered into a loan agreement (the “Loan Agreement”) with Cove Kaz, pursuant to which SKBL provided a loan to Cove Kaz in the sum of $23,100,000 (the “Principal”), which shall be repaid to SKBL with simple interest accrued on the Principal at a rate equal to 10% per annum from the date of this loan until the Principal and all interest accrued thereon is paid (or converted, as provided in the Loan Agreement).

The foregoing description of the Loan Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Loan Agreement, a copy of which is filed as Exhibit 10.2 to the Company's Current Report on Form 6-K filed with the SEC on April 30, 2026.

Cove Kaz issued the following investor presentation for use by Cove Kaz and SKBL in connection with the proposed business combination.

Important Note and Disclaimer

KAZ Resources Group is the combination Cove Kaz Capital Group LLC and Kaz Resources LLC – Cove Capital portfolio companies – formed to develop critical mineral opportunities in Kazakhstan – hereinafter called KAZ Resources Group.

- This presentation has been prepared for informational purposes only by KAZ Resources Group (the "Company"). It does not constitute an offer to sell, nor a solicitation of an offer to purchase, any securities, interests, or assets of the Companies or any of their affiliates. Nothing in this document should be regarded as investment, legal, tax, accounting, or other professional advice.
- The information contained herein is based on sources, data, and assumptions believed to be reliable at the time of preparation; however, no representation or warranty, express or implied, is made as to its accuracy, completeness, or reliability. **All information, estimates, projections, and forward-looking statements presented in this document are preliminary and are subject to change, amendment, or withdrawal at any time without notice.** The Company undertakes no obligation to update or revise any part of this material, whether due to new information, future developments, or any other reason, and no reliance should be placed on the continued accuracy of the content.
- This presentation may include forward-looking statements that reflect current expectations and assumptions. Such statements involve risks and uncertainties that are inherently difficult to predict. Actual results and outcomes may differ materially from those expressed or implied. No liability is accepted by the Company or any of its officers, employees, or affiliates for any loss or damage arising from the use of, or reliance on, the information contained herein.
- Recipients of this presentation are encouraged to conduct their own independent analysis and consult with their professional advisers before making any decisions related to the matters discussed in this document.

2

Executive Summary

Our Mission

KAZ Resources Group aims to be a global leader in the mining and processing of critical minerals, including Tungsten, essential for defense and modern technologies, ensuring sustainable practices and community development.

Our Vision

Pioneer the next generation of responsible mining, contributing to the global supply of critical minerals while supporting economic growth and environmental stewardship.

Problem

Critical minerals are essential for modern technology including electronics, advanced manufacturing, energy, and defense. The U.S. ceased primary production of tungsten in 2015 and is dependent on tungsten imports. China controls over 80% of the global supply and has imposed export bans on the U.S., posing risks to national security and economic stability.

Solution

KAZ Resources Group is addressing urgent U.S. national security and commercial requirements while capitalizing on Kazakhstan's mining advantages and stable investment environment.

KAZ Resources Group, with strong support from US Government, directly supports efforts to reduce Chinese supply chain dominance.

funding up to

$1.6B

EXIM Bank and DFC LOIs

~$80B

Total resource in the ground

2026 – Project optimization | **2027** – DFS | **2028** – Break Ground

3

THE PROBLEM

U.S. Dependence & the Path to Security

over

80%

China controls of global tungsten production and processing

China dominates global critical mineral supply chains, controlling extraction and processing of tungsten, rare earth elements, lithium, and more.

The U.S. depends heavily on these imports for defense systems, electronics, and clean energy technologies.

During 2024-2025 China enacted export bans on rare earth elements, tungsten, and other critical minerals.

Kazakhstan’s tungsten infrastructure, established during the Soviet era, has been overlooked until recently.

50 elements are deemed critically essential for U.S. national security by the government.

Tungsten is a top priority.

4

THE SOLUTION

KAZ Resources Group to Mine Tungsten in Kazakhstan

Tungsten has the greatest economic importance of all critical minerals.

Kazakhstan
possesses major critical mineral assets – especially tungsten – has a well-established mining industry, and is strengthening its engagement with the U.S.

KAZ Resources Group
is at the forefront with strong support from both US and Kazakh Governments to develop tungsten, REE and other critical mineral projects in Central and East Kazakhstan.

KAZ Res. Group Acquired
70%
of Severniy Katpar through a KAZ Tungsten JV

Project Represents
~20%
Global tungsten resources (including China)

Planned Production
15%
Current global supply

Mine Life
50+ yrs
Total resource life of two deposits ~118 years

Source: 2023 Definitive Feasibility Study

5

OVERVIEW

What is Tungsten?

Tungsten is a rare, dense metal. It has the highest melting point of all metals and exceptional strength at high temperatures, making it extraordinarily useful for industrial applications.

1. The metal is considered a critical mineral by many countries because there are limited global supplies outside China, **which produces about 80%** of the world's tungsten. The U.S. has had no tungsten production since 2015.
2. This supply concentration, combined with increasing demand from defense, technology, and advanced manufacturing sectors, makes tungsten **strategically important for economic and national security**.
3. As the world is stockpiling key defense metals and for advanced manufacturing, tungsten's unique properties ensure it will remain an **indispensable material** for modern technology and industry.

6

BENEFITS

Why Tungsten Matters: From Defense to Advanced Technology

From defense applications, military systems, aerospace, nuclear, semiconductors, cutting tools and industrial machinery, tungsten's remarkable journey spans our world — a single metal connecting manufacturing, technology, defense, and our economic future.

7

THE MARKET

Global Tungsten Market

Others
13%
Global Tungsten Supply
China, Russia, North Korea
87%

Tungsten (APT) Price

($/metric tonne unit, in warehouse, Rotterdam)

$2k MTU
2,500
2,000
1,500
1,000
500
APT Price - Rotterdam $/mtu
2020
2021
2022
2023
2024
2025
2026
estimated Tungsten JV cash cost of production

Anticipated cash costs of <$100 per MTU will make KAZ Resources Group one of the lowest cost Tungsten producers globally.

Source: Asian Metal

8

OFF-TAKE

Demand & Discussions

Fortune 100

Offtake discussions underway with the U.S. government and leading defense, nuclear, aerospace, and industrial groups, including multiple **Fortune 100 companies.**

138% Production

Indicated demand already exceeds nameplate capacity, with interest covering approximately **138% of planned maximum production** of 12,000 MTU per year.

Long Term Needs

Demand is being driven by **strategic, long-term needs** across defense, aerospace, nuclear energy, and advanced manufacturing – not short-cycle commodity buyers.

Strategic Support

Prospective offtake partners have expressed willingness to provide **strategic support** alongside **commercial agreements**, underscoring the critical nature of supply security.

9

ACTION PLAN

Developments and Deliverables – H1 2026

Q2 2026

1. Engage Lead Financial Advisor – Lead negotiations with U.S. Government Agencies, Commercial Banks, Equity

H2 2026

2. DFC Initial Funding – Project Development support
3. Strategic Partners – Continued discussions with U.S. Government and commercial offtake partners including US companies in electronics, hypersonics, defense, and electronics
4. NK Project Optimization – Optimized Mine Plan, Optimized Metallurgical Processing
5. NK Projects DFS Award – Selection of lead engineer for Definitive Feasibility Study under JORC/NI 43-101/S-K 1300 standards

12

EARLY CASHFLOW

Tailings Reprocessing – Lithium

KAZ Resources holds licenses covering three Tailings Storage Facilities (TSF) tied to the historic Belogorsk Mines in East Kazakhstan.

The 2026 work program will confirm historic resource estimates and establish pilot plant. We expect a potential cash flow before in late 2027/early 2028.

Ore Deposits

Mines operated for 35+ years. Main open pit mined 175,000 tpa (tonnes per annum) of ore.

Recovered Minerals

Tin, tantalum, and niobium recovered at Ulba Metallurgical Plant in Ust-Kamenogorsk.

Tailings Deposits

Lithium, beryllium, cesium, and rubidium were deposited in tailings.

~5M T Records

Historic records indicated ~5 million tonnes 0.37% lithium oxide (Li_2O).

$25M EBITDA

Based on historic data, lithium tailings project could generate annual EBITDA of $25 million.

13

PROJECTS

KAZ Resources Projects in Kazakhstan

Asset / Project	Commodity Focus
Northern Katpar LLP (Northern Katpar & Upper Kairakty Deposits)	Tungsten (W)
Akbulak	Rare Earth Elements (REE)
Tailings Project	Lithium (Li), Niobium (Nb),
14 Historical Exploration Licenses	Lithium (Li), Tantalum (Ta), Titanium (Ti), Beryllium (Be), Tin (Sn), Rubidium (Rb), Cesium (Cs), Niobium (Nb)

14

STRONG SUPPORT

Exceptional U.S. Government Support

In March 2025, our Group was approved for advocacy under the Department of Commerce's new **Strategic Transactions Advocacy Trial (STAT) Program**.

On November 6, 2025, the U.S. and Kazakhstan signed a **memorandum of understanding** on cooperation in critical minerals that specifically mentioned our Tungsten JV.

The MOU was the result of **strong engagement by President Trump, Secretary Lutnick, and Secretary Rubio** in support of the Tungsten JV.

Department of Commerce, the International Trade Administration, the U.S. Development Finance Corporation, the Export-Import Bank of the U.S., and the Department of War are **actively engaged** with the Group.

In August, we received LOIs from EXIM Bank for up to **$900 million debt support** and from DFC for Project Development support, construction finance, and political risk insurance.

White House

Export–Import Bank of the United States

U.S. Development Finance Corporation

Department of Commerce

Department of State

United States Congress

National Security Agency

15

PARTNERSHIPS

U.S. – Kazakhstan

Presidential Summit

Pres. Trump and Pres. Tokayev

"My political will to seize these unique opportunities is firm, irreversible, and under my personal attention"

President Tokayev

Critical Minerals MOU

Critical Minerals MOU

Signed by Yerzain Nagaspayev, Minister of Industry and Construction of the Republic of Kazakhstan, and Howard Lutnick, U.S. Secretary of Commerce, in the presence of President Kassym-Jomart Tokayev.

Tungsten JV

Tungsten JV Binding Term Sheet

Signed by Pini Althaus (KAZ Resources Group), Nariman Absametov (Tau-Ken Samruk – KZ National Mining Company) in the presence of Howard Lutnick, U.S. Secretary of Commerce, and Rauan Tleulin, General Counsel of NY Kazakh Consulate.

16

EXPERTISE

Our Team

Pini Althaus

Executive Chairman

- CEO of USA Rare Earth (USARE): Invested at a market cap of US $7M and took the company to a valuation of US$1B.
- Company developed first mine-to-magnet US supply chain.
- Founding Partner at Cove Capital, an AFSL licensed Investment Bank.
- Partnered with both Democratic and Republican administrations on critical minerals.
- A leading global voice on critical minerals.

Dominic Heaton

Chief Executive Officer

- Led Masan Resources's Nui Phao Project in Vietnam from greenfields to development to become one of the world's largest tungsten producers, increasing annual output by 45%.
- Optimized operational efficiency at Sepon, enhancing copper-gold recovery rates.
- Under his leadership, Masan Resources became one of the world's largest tungsten producers.

Douglas Newby

Chief Financial Officer

- Secured over $500 million in project financing for critical mineral ventures across North America.
- Advised on strategic M&A deals, enhancing portfolio value for institutional investors.
- Advised on strategic mergers and acquisitions, enhancing portfolio value for institutional investors.

Chris Zahovskis

Senior Technical Advisor

- Drove the development of the Sisson tungsten project, securing key regulatory approvals and financing.
- Enhanced operational performance at Goro Nickel, boosting production by 30%.
- Led Northcliff through the final stages of resource definition and feasibility studies for the Sisson Project.

17

SUMMARY

Key Highlights

Tungsten is a Critical Mineral That is Essential for Defense and Industrial Applications

PROBLEM

80%
Chinese Supply Control

China currently controls more than 80% of the global supply chain and instituted an export ban on tungsten to the U.S. in 2025. The U.S. has had no domestic tungsten production since 2015 and is in turn 100% reliant on Chinese supply.

SOLUTION

15%
KAZ Planned Production

KAZ Resources Group is acquiring control of the largest tungsten project outside China, potentially supplying 15% of global consumption. With no current U.S. tungsten stockpile, the government demand is 138% of KAZ's full capacity, in addition, we are in off-take discussions with government agencies and major defense and aerospace contractors.

READY

KAZ Resources Group

With unique and exceptional government support in both the U.S. and Kazakhstan, KAZ Resources Group is strongly positioned to create a resilient supply chain to meet U.S. government and commercial needs that is completely independent of China.

18

KAZAKHSTAN

Rich Resources | Strategic Partnerships

21

KAZAKHSTAN

Country Overview

Population	19.2 million
GDP	$225.3 billion
GDP per capita	$11,476.6
Major Industries / Economic Sectors	Oil and gas, manufacturing, agriculture, energy
Top 5 Import Countries	Russia, China, Germany, USA, Belarus
Top 5 Export Countries	Russia, China, Italy, Ukraine, Germany

Europe
Kazakhstan
China

22

U.S. – KAZAKHSTAN COLLABORATION

KAZ Resources Exemplifies Strategic Partnership in Critical Minerals

C5+1 Collaboration

Agreement between the U.S. and the five Central Asian countries to…

- Increase Central Asia's involvement in global critical minerals supply chains
- Strengthen economic cooperation
- Advance the clean energy transition while protecting Central Asia's unique ecosystems

Geological Collaboration

Agreement between the U.S. Geological Survey and the Geology Committee of Kazakhstan to…

- Enhance geological expertise by focusing on advanced survey technology, geological databases, and modern mapping
- Boost Kazakhstan's technical capacity, diversify its economy, and attract foreign investment

23

C5+1 INITIATIVE

U.S. – Kazakhstan Partnerships

U.S.

2023 Presidential Summit

Oval Office
November 6, 2025

Continuing partnerships through Administrations strengthens our value proposition.

C5+1 Critical Minerals Dialogue (CMD)

Launched on September 19, 2023, during the C5+1 Presidential Summit in New York.

Focus Areas

Security, economic development, energy, critical minerals, and more.

2025 Presidential Summit

Emphasized regional stability and global integration.

24

C5+1 INITIATIVE

U.S. – Kazakhstan Partnerships

In the presence of President Kassym-Jomart Tokayev, a Memorandum of Understanding was signed between the Republic of Kazakhstan and the United States of America on cooperation in the field of critical minerals.

The document was signed by Yerzain Nagaspayev, Minister of Industry and Construction of the Republic of Kazakhstan, and Howard Lutnick, U.S. Secretary of Commerce.

November 6, 2025

25

C5+1 INITIATIVE

U.S. – Kazakhstan Partnerships

C5+1 Presidents

White House

November 6, 2025

USA

Kazakhstan

Kyrgyzstan

Uzbekistan

Tajikistan

Turkmenistan

20

C5+1 INITIATIVE

U.S. – Kazakhstan Partnerships

C5+1
Central Asia & the U.S.

Cove Capital's partnership with the government of Kazakhstan for the privatization of tungsten mining company Severniy Katpar represents a **once-in-a-generation agreement** to develop the largest known untapped global tungsten resource in the world — demonstrating the new "art of the possible" for critical minerals cooperation and U.S. - Kazakhstan relations.

The immediate transaction is valued at over **$1.9 billion** related to mineral deposits valued at **over $80 billion.**

> " My political will to seize these unique opportunities is **firm, irreversible,** and under my personal attention. "

President Kassym-Jomart Tokayev at the C5+1 Summit with President Donald J. Trump, Nov 6, 2025

https://www.trade.gov/press-release/commerce-celebrates-25-billion-c51-deal-zone | https://trade.gov/sites/default/files/2025-11/C5_1_Commercial_Deal_Zone_Announcements_0.pdf

27

C5+1 INITIATIVE

Benefits & Strategic Advantages

Benefits

Regional Integration
Alignment with U.S. clean energy and supply chain goals.

Economic Growth
Creation of jobs, infrastructure development, and trade expansion.

Government Backing
Regulatory stability through intergovernmental collaboration.

Regional Integration
Geopolitical Leverage
Economic Growth
Investor Confidence
Government Backing
Sustainability Focus

Strategic Advantages

Geopolitical Leverage
Enhances U.S. influence in Kazakhstan's resource sectors.

Investor Confidence
Positions Kazakhstan as a stable and reliable partner.

Sustainability Focus
Supports energy security and climate goals.

28

C5+1 INITIATIVE

Recent Highlights & Developments

Q3 2023

C5+1 Leaders' Joint Statement
Official Statement

Q4 2023

Joint Statement on Kazakhstan-U.S. Enhanced Strategic Partnership Dialogue. U.S. Department of State
Official Statement

Q1 2024

Inaugural C5+1 CMD among the United States, Kazakhstan, the Kyrgyz Republic, Tajikistan, Turkmenistan, and Uzbekistan
Official Statement

Q2 2024

Joint Statement on the Visit of the U.S. Trade Representative to Kazakhstan
Official Statement

Q4 2025

C5+1 Leaders' Joint Statement
Official Statement

U.S. Department of State Statement:
"A New Era in U.S.- Kazakhstan Relations"
Official Statement

29

SUCCESS

Wins For U.S. Businesses and Workers

President Trump and President Tokayev celebrated deals with U.S. companies worth billions of dollars, which will support the creation of thousands of U.S. jobs.

“It is a new era of bilateral relations”

Memorandum on critical minerals signed on November 6, 2025, with official U.S. Government source: U.S. Department of State – Office of the Spokesperson “A New Era in U.S.–Kazakhstan Relations” (published 12/7/2025)

33

About Cove Kaz Capital Group LLC

Cove Kaz Capital Group LLC is a U.S.-backed critical minerals development company focused on advancing strategic resource projects in Kazakhstan. On 13 February 2026 the company signed a sale purchase agreement to acquire a 70% controlling interest in Severniy Katpar LLP, a joint venture with Kazakhstan’s national mining company Tau-Ken Samruk, which retains the remaining 30%.

Through this partnership, Cove Kaz will be developing the Northern Katpar and Upper Kairakty tungsten deposits, among the largest undeveloped tungsten resources globally. The project is advancing through feasibility, permitting, and development toward commercial production, with the objective of establishing a long-term, secure supply of tungsten to support critical industrial and defense applications in the United States and allied markets.

In addition, Cove Kaz holds a 75% interest in the Akbulak rare earth project in a joint venture with Qazgeology, a subsidiary of Kazakhstan’s national mining company Tau-Ken Samruk, further strengthening its position in building integrated, diversified critical minerals supply chains. Together, these assets position Cove Kaz as a key participant in the development of reliable, independent sources of strategically important materials outside of China. For more information visit www.kazresources.com

About Skyline Builders Group Holding Limited

Skyline Builders Group Holding Limited (NASDAQ: SKBL) is a Cayman Islands exempted company with limited liability with its main assets focused on the construction industry in Asia. In the third quarter of 2025, a group of US investors, led by American Ventures, took control of SKBL via a significant cash injection with a goal to divest of the legacy Asian construction business and acquire assets in the critical material supply chain. SKBL seeks to become a highly strategic supplier of critical minerals and nuclear fuels and will focus on supplying customers in the United States preferentially over customers in other regions to ensure that US customers have access to the critical materials they require. In November 2025, SKBL announced that it had subscribed for an approximate 20% membership interest in an LLC involved in the critical materials supply chain. In April 2026, SKBL announced a Transaction Agreement to effect a business combination with Cove Kaz, a U.S.-backed critical minerals development company focused on advancing strategic resource projects in Kazakhstan.

Important Notice Regarding Forward-Looking Statements

This communication contains certain statements that are not historical facts and are forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions among SKBL, SKBL Merger Sub, Cove Kaz, and KRLLC, including without limitation statements regarding the anticipated benefits of the proposed transactions, the anticipated timing of the proposed transactions, the implied enterprise value, future financial condition and performance of the combined company after the Closing and expected financial impacts of the proposed transactions, the satisfaction of closing conditions to the proposed transactions, and the products and markets and expected future performance and market opportunities of the combined company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “think,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “seeks,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed transactions may not be completed in a timely manner or at all, which may adversely affect the price of SKBL’s securities; (ii) the failure to satisfy the conditions to the consummation of the proposed transactions, including the approval of the Transaction Agreement by the shareholders of SKBL, the satisfaction of the closing requirements and the receipt of certain governmental, regulatory and third party approvals; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction Agreement; (iv) the failure to meet Nasdaq listing standards in connection with the consummation of the proposed transactions; (v) the anticipated tax treatment of the proposed transactions may not be obtained; (vi) the effect of the announcement or pendency of the proposed transactions on the SKBL’s and Cove Kaz’s business relationships, operating results, and business generally; (vii) risks that the proposed transactions disrupt current plans and operations of SKBL and Cove Kaz; (viii) the outcome of any legal proceedings that may be instituted against SKBL, PubCo, Cove Kaz or KRLLC related to the Transaction Agreement or the proposed transactions; (ix) changes in the markets in which each of SKBL and Cove Kaz competes, including with respect to its competitive landscape, technology evolution, or regulatory changes; (x) changes in domestic and global general economic conditions, including fluctuations in commodity prices; (xi) the risk that PubCo may not be able to execute its growth strategies; (xii) permitting, development, operations and expansion of PubCo’s operations and projects being inconsistent with current expectations and mine plans; (xiii) the accuracy of current mineral reserve, mineral resource and mineralized material estimates; (xiv) the inherent uncertainty associated with financial or other projections; (xv) risks related to supply chain disruptions; (xvi) the risk that PubCo may not be able to develop and maintain effective internal controls; (xvii) costs related to the proposed transactions and the failure to realize anticipated benefits of the proposed transactions or to realize estimated pro forma results and underlying assumptions, including the potential impact of unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on future prospects, business and management strategies, expansion and growth of the combined business after the consummation of the proposed transactions; (xviii) the ability to achieve commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of PubCo to grow and manage growth economically and hire and retain key employees; (xix) the inability to secure intellectual property rights or to obtain licensing of third-party intellectual property rights for future discovery and development of PubCo’s projects; (xx) the risk that PubCo will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (xxi) those factors discussed in SKBL’s and PubCo’s filings with the SEC and that will be contained in the Registration Statement relating to the proposed transactions.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the Registration Statement on Form S-4 (the “Registration Statement”) and the amendments thereto, and other documents to be filed by SKBL and PubCo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while PubCo and SKBL may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. None of PubCo, Cove Kaz, KRLLC or SKBL gives any assurance that PubCo, Cove Kaz, KRLLC or SKBL will achieve expectations. These forward-looking statements should not be relied upon as representing PubCo’s, SKBL’s, Cove Kaz’s or KRLLC’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

In connection with the Transaction Agreement and the proposed transactions, PubCo intends to file relevant materials with the SEC, including the Registration Statement, which will include a prospectus for the registration of Pubco securities in connection with the proposed transactions.

THE PARTIES URGE THEIR INVESTORS, SHAREHOLDERS, AND OTHER INTERESTED PERSONS TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT/PROSPECTUS, IN EACH CASE WHEN FILED WITH THE SEC AND DOCUMENTS INCORPORATED BY REFERENCE THEREIN BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SKBL, SKBL MERGER SUB, COVE KAZ, KRLLC, PUBCO, AND THE PROPOSED TRANSACTIONS. Shareholders of SKBL and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents in connection with the proposed transactions, because they will contain important information about SKBL, SKBL Merger Sub, Cove Kaz, KRLLC and the proposed transactions. Shareholders and other interested persons will also be able to obtain copies of the registration statement/prospectus and other relevant materials in connection with the proposed transactions, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Skyline Builders Group Holding Limited, Office A, 15/F, Tower A, Capital Tower, No. 38 Wai Yip Street, Kowloon Bay, Hong Kong, telephone: +852-2811-9688 or to Cove Kaz Capital Group LLC at info@kazresources.com. The information contained on, or that may be accessed through, the websites referenced in this communication in each case is not incorporated by reference into, and is not a part of, this communication.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions contemplated by the Transaction Agreement and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.